Exhibit 99.1

News Release #19/2012
2012-04-23

Baja Mining Provides Update For Costs of the Boleo Project; Announces Director Resignations

Vancouver, April 23, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced the preliminary results of its current capital cost review of the Company’s 70 percent owned Boleo copper-cobalt-zinc project and three resignations from the Board of Directors.

Capital Cost Review

While the review is not yet complete, Baja has identified a projected cost increase of approximately $246 million after exhausting existing contingency and cost overrun facilities. Financing for the Boleo project was based on a 2010 projected go-forward funding requirement of US$1.143 billion. The projected $246 million cost increase represents a 21.5% increase over the 2010 funding requirement.

The projected cost increase is attributable to a variety of pressures including change of scope, design improvements and price increases in key consumables such as steel and fuel. This current estimate exceeds previous forecasts, which were based in part on cost trend analysis. More robust systems are being implemented to improve forecasts and project controls going forward and the Company will provide further information regarding such controls shortly. Nevertheless, the increase is consistent with increases experienced by other mining development projects.

The Company is reviewing the updated cost projections for accuracy and is exploring the potential of various options to defer or reduce costs. In addition, and in consultation with the lenders for the Boleo project and Baja's strategic partners, Baja is considering the most efficient and non-dilutive options for funding its 70% of the budget shortfall. To date, Baja has been successful in minimizing dilution to existing shareholders by providing a financing package 70% comprised of debt and non-equity contributions and is committed to providing the most effective funding to complete the Boleo project.

Under the Boleo project's lending agreements, the projected cost increase requires Baja and its Korean Partners to fund the shortfall. Baja has initiated discussions with the Boleo project's lenders and Baja's partners to develop an acceptable remedy within the next two months allowing the Boleo project to continue drawing on available loan facilities. Baja is cognizant that raising additional funding from the Boleo project's lenders may subject the project to further risk management strategies as required by its lenders including but not limited to additional cost overrun facilities beyond the $100 million already funded and applied to its projected cost increase.

The Company’s Korean partners continue to support the project and are working with Baja and the project's lenders to develop and execute the funding plan. Baja also reports that development of the

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Boleo project continues on a schedule which is consistent with production targets. As previously disclosed, copper production at the Boleo project is targeted for the first half of 2013.

Director Resignations

Baja also announces the resignations of Graham Thody, Tom Ogryzlo and Wolf Seidler from the Company’s Board of Directors, temporarily reducing the size of the board to three members, of whom two are independent. The Company is working to appoint new independent nominees to the Board to replace the departing directors as swiftly as possible and will keep shareholders apprised of progress.

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

For further information please contact Investor Relations at 604-685-2323 or via email info@bajamining.com.

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are

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reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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